Mail Stop 4561

December 13, 2007

D. Michael Kramer
Chief Executive and acting Financial Officer
Ohio Legacy Corp
2375 Benden Drive Suite C
Wooster, OH 44691

> **Re:** **Ohio Legacy  Corp**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Filed April 2, 2007**
> **File No. 0-31673**

Dear Mr. Kramer:

We have reviewed your filings and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Where indicated, we think you should revise the filing in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary.  Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2006

Exhibit 13

Financial Statements

Note 2 – Securities, page 12

1.      We note your disclosure on page 13 stating you have the intent to hold the investments in an unrealized loss position for the forecasted recovery period and

that the declines in fair value were not considered other than temporary. We also note in your Form 10-QSB as of September 30, 2007 that you sold approximately $13.1 million of mortgage backed securities and recorded a pre-tax loss of $0.3 million. Please provide us with the following:

- A timeline of the facts and circumstances related to your decision to sell these securities. Include all important meetings and explain the actions taken during the decision making process in which the decision to sell the securities was discussed;
- Tell us, in detail, how you considered whether you were required to record an other than temporary impairment charge related to available-for-sale securities in an unrealized loss position as of December 31, 2006. Specifically tell us the basis for your conclusion that you had the intent and ability to hold these securities to the earlier of recovery of losses or maturity; and
- Tell us the significant events that occurred between March 14, 2007 (the Audit Report date for the year ended December 31, 2006) and the date in which you changed your intentions to hold the available-for-sale securities in an unrealized loss position to the for the forecasted recover period.

2. As a related matter, please tell us if the decision to sell the investments in an unrealized loss position was related in any way to the consultations you had with the Office of the Comptroller of the Currency that resulted in the increase in loan loss provision and write downs in other real estate owned during the quarter ending September 30, 2007.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,


John P. Nolan
Accounting Branch Chief